Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release
Fourth quarter 2011 operations review
17 January 2012
Chief executive Tom Albanese said “This was another record-breaking year in the Pilbara with both quarterly and full year iron ore production and shipments beating previous achievements, as our expansion programme continues apace. Across the Group, production has bounced back from the severe weather conditions experienced in the first half which had the biggest impact on Australian iron ore, coal and uranium.”

•   Record global iron ore shipments of 239 million tonnes in 2011 were below production due to extreme weather conditions experienced in the first half of the year. Despite this, Rio Tinto’s Pilbara ports operated at above annualised capacity rates and shipped record volumes of 61 million tonnes in the fourth quarter and 225 million tonnes for the full year.

• Record global iron ore production of 65 million tonnes was achieved in the quarter (51 million tonnes attributable) and 245 million tonnes for the full year (192 million tonnes attributable).
• Lower grades at Escondida and Kennecott Utah Copper impacted mined copper throughout most of 2011, driving production down 23 per cent year on year, in line with guidance.

•   Full year bauxite production was seven per cent higher than 2010. Aluminium was one per cent higher whilst alumina was one per cent lower. The Group’s annual aluminium capacity has been reduced by 462,000 tonnes across the entire portfolio, due to the orderly shutdown of two thirds of Alma and power issues at Lynemouth and Shawinigan.

•   Australian hard coking coal production was 16 per cent higher than fourth quarter of 2010 and two per cent lower year on year. Australian thermal coal was three per cent lower year on year whilst semi-soft coal production slipped seven per cent compared with 2010.

• On 19 October 2011, Rio Tinto made a recommended all-cash offer for Hathor Exploration and successfully completed the acquisition on 12 January 2012.

•   Following the approval of an additional $2.7 billion capital investment to modernise the Kitimat aluminium smelter, total capital expenditure for 2012, on approved projects and sustaining capital, is expected to be $15 billion. Further project approvals are likely to increase this level of investment.

•   On 13 December 2011, Rio Tinto announced that an independent arbitrator upheld Rio Tinto’s claim in respect of Ivanhoe Mines’ Shareholder Rights Plan. After the standstill agreement expires on 18 January 2012, Rio Tinto will have the ability to purchase additional shares in Ivanhoe beyond its current holding of 49 per cent without being diluted.

• At 31 December 2011, Rio Tinto had bought back $5.5 billion or 91 million of its plc shares under its $7 billion buy-back programme to be completed by the end of the first quarter of 2012.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

IRON ORE

Rio Tinto share of production (000 tonnes)

	Q4 11	vs Q4 10	vs Q3 11	FY 11	vs FY 10
Pilbara Blend Lump	12,826	+1%	+0%	48,789	+7%
Pilbara Blend Fines	17,600	+5%	+2%	65,156	+9%
Robe Valley Lump	1,265	-13%	-11%	5,103	-8%
Robe Valley Fines	3,038	-2%	+1%	11,333	+3%
Yandicoogina Fines (HIY)	14,449	+5%	+13%	53,486	-0%
IOC (pellets and concentrate)	2,028	-8%	-16%	7,902	-9%

Global iron ore production set new records at 65 million tonnes in the fourth quarter and 245 million tonnes for the full year. On an attributable basis, production was two per cent higher than the fourth quarter of 2010 at 51 million tonnes and four per cent higher than 2010 at 192 million tonnes.

Pilbara operations

The Pilbara mines operated at record levels, producing 62 million tonnes (49 million tonnes attributable) in the fourth quarter and 231 million tonnes (184 million tonnes attributable) for the full year 2011.

Fourth quarter sales of 61 million tonnes (100 per cent basis) and full year sales of 225 million tonnes also set new records despite the impact of inclement weather in the first half of the year.

Pilbara marketing

Rio Tinto transitioned to a more diversified sales contract portfolio. In the fourth quarter, approximately 40 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold on a shorter term price basis linked to current quarter average, current month average or spot index prices. Index prices are adjusted for product characteristics and iron and moisture content. The approximate iron and moisture content for Rio Tinto’s major iron ore products in 2011 were:

	Fe (dry basis)	Moisture
Pilbara Blend Lump	62.5%	4.0%
Pilbara Blend Fines	61.5%	8.5%
Robe Valley Lump	57.0%	6.0%
Robe Valley Fines	57.0%	7.0%
Yandicoogina Fines	58.5%	9.0%

Pilbara expansion

The expansion of the Pilbara to 283 Mt/a by the end of 2013 remains on track. The feasibility study for the second phase of the Cape Lambert expansion continued to make good progress. It is expected to increase the Pilbara’s capacity to 353 Mt/a and now incorporates the replacement of an old car dumper, with associated mine and infrastructure development.

On 2 November 2011, Rio Tinto announced that it is to become the owner of the world’s largest fleet of driverless trucks after it signed a deal to buy at least 150 from Komatsu Limited over the next four years. The new trucks, which will start arriving in 2012, will be used in Rio Tinto’s Pilbara iron ore mines and can be managed from its Operations Centre in Perth more than 1500 kilometres away. The move follows the successful trial of driverless trucks and represents a 15-fold expansion from the previous plan to double the fleet to ten trucks.

Rio Tinto’s integrated operations will be progressively upgraded as follows:

•	225 Mt/a - current operating capacity

•	230 Mt/a by end of Q1 2012 - Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 - Cape Lambert 53 Mt/a increment (in implementation)

•	353 Mt/a by end of H1 2015 - Cape Lambert 70 Mt/a increment (in feasibility)

Iron Ore Company of Canada (IOC)

Fourth quarter saleable iron ore production was eight per cent lower than the same quarter of 2010 and 16 per cent lower than the third quarter of 2011 Concentrate for sinter production was maximised in the quarter to respond to market demand, and this resulted in lower pellet production relative to the fourth quarter of 2010. The nine per cent year on year decrease in production is due to a combination of lower equipment availability, pit sequencing (higher waste to ore) and maintenance work at the pellet plant.

The Concentrator Expansion Project Phase 1, lifting capacity to 22 Mt/a, is being commissioned as planned and Phase 2, improving the magnetite recovery circuit, is progressing with first production expected in late 2012.

Simandou

On 18 October 2011, Rio Tinto announced the acceleration of the development of the Simandou iron ore project in Guinea with the approval of a further $211 million for continued studies and $1.1 billion of funding for commitments for early works and procurement of long-lead items. This funding will allow the project to move forward towards first shipment of ore by mid-2015.

COPPER

Rio Tinto share of production

	Q4 11	vs Q4 10	vs Q3 11	FY 11	vs FY 10
Kennecott Utah Copper
Mined copper (000 tonnes)	47.1	-31%	+12%	195.0	-22%
Refined copper (000 tonnes)	48.8	-25%	+8%	215.3	-20%
Molybdenum (000 tonnes)	2.3	-45%	-31%	13.6	+6%
Mined gold (000 ozs)	93	-4%	+0%	386	-18%
Refined gold (000 ozs)	87	-22%	-0%	379	-36%
Escondida
Mined copper (000 tonnes)	65.3	-14%	+46%	227.7	-25%
Refined copper (000 tonnes)	22.4	-9%	+31%	85.0	-6%
Grasberg JV
Mined copper (000 tonnes)	5.3	-75%	+238%	16.9	-67%
Mined gold (000 ozs)	36	-47%	-33%	178	-3%
Northparkes
Mined copper (000 tonnes)	10.7	+34%	+1%	40.3	+29%
Palabora
Mined copper (000 tonnes)	8.6	-22%	-17%	39.9	-7%
Refined copper (000 tonnes)	9.6	-5%	+61%	34.0	+2%

Kennecott Utah Copper

Copper contained in concentrates was higher than the prior two quarters but was lower than the fourth quarter of 2010 due to variability in ore grades. Fourth quarter molybdenum production was below prior periods due to lower grades.

Full year production of copper, gold and silver was lower than 2010 as mining progressed through lower grade areas of the open pit, as previously guided. Molybdenum production in 2011 was higher than 2010 due to higher recoveries.

Higher ore grades are expected in the second half of 2012 and into 2013. A 26 day maintenance shutdown at the smelter is planned for the second quarter of 2012 to take advantage of the mining of lower grade areas of the pit.

Escondida

Fourth quarter mined copper production rebounded from the third quarter which was impacted by a work stoppage, halting operations for 15 days. Lower ore grades and the work stoppage impacted full year production.

Grasberg

Freeport is due to release its 100 per cent operating data for the fourth quarter on 19 January 2012. Rio Tinto’s share of production in 2011 was impacted by industrial action and damage to concentrate and fuel pipelines in the second half of the year.

Northparkes

Fourth quarter mined copper production rose by 34 per cent compared with the same quarter of 2010 and increased 29 per cent year on year due to higher grades from the E48 block cave and improvement in performance through mine to mill optimisation projects, including the commissioning of the new pebble crusher, leading to higher ore treatment volumes.

Palabora

Full year mined copper production decreased by 7 per cent compared with 2010 due to lower availability of equipment and lower recoveries.

Provisional pricing

The effect of provisional pricing of copper sales is estimated to result in a decrease in underlying earnings of approximately $50 million in the second half of 2011.

At the end of 2011, the Group had an estimated 181 million pounds of copper sales that were provisionally priced at US 344 cents per pound. The final price of these sales will be determined during the first half of 2012. This compared with 212 million pounds of open shipments at 30 June 2011 provisionally priced at US 424 cents per pound.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q4 11	vs Q4 10	vs Q3 11	FY 11	vs FY 10
Bauxite
Rio Tinto Alcan	7,550	+13%	+3%	28,192	+9%
Pacific Aluminium	1,916	+8%	+3%	7,246	+1%
Alumina
Rio Tinto Alcan	1,569	+2%	+7%	5,846	-4%
Pacific Aluminium / Other	786	+4%	+3%	3,101	+4%
Aluminium
Rio Tinto Alcan	600	-1%	+0%	2,386	-0%
Pacific Aluminium / Other	361	+1%	-1%	1,438	+3%

Second half 2011 underlying earnings for the Group’s aluminium operations (including Rio Tinto Alcan, Pacific Aluminium and Other) are expected to be slightly worse than breakeven due to difficult market conditions and the impact of various one-off costs, including additional closure costs at Lynemouth of approximately $40 million.

On 17 October 2011, Rio Tinto announced that it was streamlining its Aluminium product group following a strategic review. Six Australian and New Zealand assets have been transferred into Pacific Aluminium and seven other non-core assets have now also been transferred out of Rio Tinto Alcan. These assets are managed and reported separately from Rio Tinto Alcan while the Group investigates divestment options.

Bauxite and alumina

Rio Tinto Alcan’s bauxite production was 13 per cent higher than the fourth quarter of 2010, and nine per cent higher year on year, driven by increased third party demand, notably at Weipa.

Rio Tinto Alcan’s alumina production was seven per cent higher than the third quarter and continued its gradual recovery from the abnormally heavy rains in early 2011, which primarily impacted Queensland Alumina.

Pacific Aluminium’s Gove operation set annual records for both bauxite and alumina production.

Aluminium

Rio Tinto Alcan’s aluminium production was broadly consistent across all periods. Production was higher year on year at Laterrière following a transformer failure in July 2010. This was partly offset by the loss of production following two transformer incidents at the Dunkerque smelter in France in May and August 2011, and lower production at Kitimat in preparation for the modernisation project.

On 1 December 2011, Rio Tinto announced an additional capital investment of $2.7 billion to modernise its aluminium smelter in Kitimat, British Columbia, Canada. This new investment will allow for completion of the $3.3 billion project in 2014 and increase the smelter’s current production capacity by more than 48 per cent to approximately 420,000 tonnes per year.

All four Pacific Aluminium smelters reported quarterly and annual production records.

Reductions in capacity

On 16 November 2011, Rio Tinto announced its intention to close the Lynemouth aluminium smelter, subject to the completion of a 90-day consultation process with employee and union representatives. A power failure in December at Lynemouth resulted in a loss of production from one entire potline and one quarter of the second potline. This equates to a loss of annualised production capacity of 120,000 tonnes.

A circuit breaker failure at the Shawinigan smelter at the end of 2011 reduced capacity at the plant by 50 per cent to 50,000 tonnes.

On 1 January 2012, Rio Tinto Alcan announced that it had initiated a lockout at the Alma smelter, and shut down two thirds (292,000 tonnes) of the smelter’s capacity to protect the safety and integrity of aluminium operations after labour negotiations failed to reach agreement.

As a consequence of these actions, a total of 462,000 tonnes of annual capacity have been closed or idled across Rio Tinto’s aluminium operations.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q4 11	vs Q4 10	vs Q3 11	FY 11	vs FY 10
Rio Tinto Coal Australia
Hard coking coal	2,638	+16%	-5%	8,815	-2%
Semi-soft coking coal	746	-6%	+2%	2,859	-7%
Thermal coal	4,436	-14%	-3%	17,791	-3%

Hard coking coal production was 16 per cent above the fourth quarter of 2010, continuing the strong recovery from the severe flooding earlier in the year.

Thermal coal production was 14 per cent lower than the fourth quarter of 2010 primarily due to maintenance work at Clermont, a temporary shutdown to upgrade the plant at Bengalla as part of expansion activities and a four week failure of a dragline at Mount Thorley Warkworth.

First production from Rio Tinto Coal Mozambique’s Benga mine is expected to be processed through the wash plant in the early part of the first quarter with the first shipment of hard coking coal from the Beira port expected around the end of the first quarter. Logistical constraints and upgrade work on the Sena railway line have contributed to revisions to the original timeline.

Uranium

Rio Tinto share of production (000 lbs)

	Q4 11	vs Q4 10	vs Q3 11	FY 11	vs FY 10
Energy Resources of Australia	1,538	-20%	+0%	3,810	-35%
Rössing	679	-50%	-19%	3,248	-41%

Since the resumption of processing activities at ERA in June, production has steadily increased and the plant has been milling at high throughput and utilisation rates.

Rössing production was lower than the fourth quarter of 2010 due to lower grades, lower milled tonnes and lower extraction rates, coupled with a two week maintenance shut down in the quarter. The major pre-strip programme is expected to gradually allow access to higher grade, lower strip-ratio reserves from the second half of 2012.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q4 11	vs Q4 10	vs Q3 11	FY 11	vs FY 10

Diamonds (000 carats)
Argyle	1,918	-14%	-17%	7,441	-24%
Diavik	961	+4%	-17%	4,006	+3%

Minerals (000 tonnes)
Borates	114	+1%	-10%	504	+1%
Titanium dioxide feedstock	380	+2%	-0%	1,443	+4%

Argyle rough diamond production was down 14 per cent on the fourth quarter of 2010 due to maintenance shutdowns in the processing plant. Year on year production at Argyle was down 24 per cent due to these shutdowns and the impact of heavy rains and flooding in March 2011.

In December 2011, a further $0.5 billion of capital was approved for the Argyle underground project, bringing the total approved amount to $2.1 billion. This increase primarily reflected project development delays caused by a record 2010/11 wet season and adverse exchange rate movements.

Diavik production was four per cent higher than the fourth quarter of 2010 and three per cent higher year on year, attributable to higher throughput partly offset by lower grades.

Full year borates production was one per cent higher than 2010 despite a ten per cent decline in the fourth quarter compared with the third quarter of 2011, due to a two week planned maintenance shutdown at the primary processing plant.

Titanium dioxide feedstocks production was broadly consistent with the previous quarters and increased four per cent year on year, reflecting improved performance at all three operations, in particular at QMM.

OTHER CORPORATE

A change to the full year risk-free rate used to discount closure and environmental provisions for the Group has resulted in an additional charge to 2011 underlying earnings of approximately $70m. This adjustment mainly impacted Copper, Rio Tinto Alcan and Other operations.

On 28 November 2011, Rio Tinto announced that Coal & Allied shareholders had approved the Scheme of Arrangement under which Rio Tinto and Mitsubishi Development acquired all of the shares in Coal & Allied that they did not previously own. Rio Tinto has consequently increased its interest in Coal & Allied to 80 per cent.

On 1 December 2011, Rio Tinto announced the completion of the divestment of its Colowyo Mine to Western Fuels-Colorado LLC. The parties agreed the sale on 16 September 2011 and its terms are confidential.

In November, ERA successfully completed a renounceable entitlement offer, which raised approximately A$500 million. Rio Tinto fully subscribed to its entitlement and has maintained its interest at 68.4 per cent.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2011 was $1,387 million compared with $589 million in 2010. Of this 2011 expenditure, approximately 38 per cent was incurred by the Iron Ore group, 33 per cent by Copper, 7 per cent by Energy, 5 per cent by Rio Tinto Alcan and the balance was incurred by Central Exploration. In 2011, the Group realised $89 million (pre-tax) from the divestment of central exploration properties, compared with $86 million in 2010.

Exploration highlights

At the Amargosa bauxite project in Brazil, the Order of Magnitude study was completed. Management of the project will transition from Rio Tinto Exploration to Rio Tinto Alcan.

Drilling commenced to assess potash targets in Saskatchewan in the joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron. Results to date have been encouraging.

Drill tests of targets in the Democratic Republic of Congo intersected encouraging iron ore mineralisation.

Following the Hathor acquisition reviews of available exploration data and proposed exploration programmes were initiated and are ongoing.

Iron ore mineralisation was intersected at a number of targets in the Labrador Trough, Canada.

CRTX, the exploration joint venture between Chinalco and Rio Tinto was officially registered as a business in China. It will focus initially on exploration for copper.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil		Australia, Brazil, Laos
Copper	Copper/molybdenum: Resolution, US. Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Nickel/copper: Eagle, US	Nickel: Tamarack, US.	Copper: Australia, Chile, Kazakhstan, Peru, Russia, US, Zambia Nickel: Canada, South Africa
Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia		Diamonds: Canada, Democratic Republic of Congo, India Potash: Canada
Energy	Coal: Rio Tinto Coal Mozambique	Coal: Bowen Basin, Australia Uranium: Canada	Coal: Chile, Mozambique, Namibia Uranium: Canada, Namibia, Australia
Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia.	Canada, Democratic Republic of Congo

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
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Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
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Website:    www.riotinto.com

Email:        media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com

Twitter:      Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year		% Change
		2010 Q4	2011 Q3	2011 Q4	2010	2011	Q4 11 vs Q4 10	Q4 11 vs Q3 11	2011 vs 2010
Principal Commodities

Alumina	(‘000 t)	2,292	2,235	2,355	9,076	8,947	3%	5%	-1%

Aluminium	(‘000 t)	962	962	961	3,790	3,824	0%	0%	1%

Bauxite	(‘000 t)	8,462	9,178	9,466	33,051	35,437	12%	3%	7%

Borates	(‘000 t)	113	127	114	500	504	1%	-10%	1%

Coal - hard coking	(‘000 t)	2,279	2,774	2,638	8,967	8,815	16%	-5%	-2%

Coal - semi-soft coking	(‘000 t)	797	733	746	3,075	2,859	-6%	2%	-7%

Coal - Australian thermal	(‘000 t)	5,154	4,575	4,436	18,430	17,791	-14%	-3%	-3%

Copper - mined	(‘000 t)	185.2	109.3	137.0	678.1	519.7	-26%	25%	-23%

Copper - refined	(‘000 t)	99.5	68.3	80.9	392.8	334.4	-19%	18%	-15%

Diamonds	(‘000 cts)	3,199	3,534	2,967	13,843	11,733	-7%	-16%	-15%

Iron ore	(‘000 t)	50,050	49,834	51,207	184,629	191,767	2%	3%	4%

Titanium dioxide feedstock	(‘000 t)	373	381	380	1,392	1,443	2%	0%	4%

Uranium	(‘000 lbs)	3,276	2,373	2,218	11,377	7,058	-32%	-7%	-38%

Other Metals & Minerals

Coal - US thermal	(‘000 t)	599	721	387	2,371	1,939	-35%	-46%	-18%

Gold - mined	(‘000 ozs)	191	169	155	763	669	-19%	-9%	-12%

Gold - refined	(‘000 ozs)	112	88	87	596	379	-22%	0%	-36%

Molybdenum	(‘000 t)	4.2	3.4	2.3	12.9	13.6	-45%	-31%	6%

Salt	(‘000 t)	1,427	1,797	1,931	5,188	6,608	35%	7%	27%

Silver - mined	(‘000 ozs)	1,849	1,088	1,257	6,747	4,924	-32%	16%	-27%

Silver - refined	(‘000 ozs)	1,094	664	754	4,732	3,189	-31%	13%	-33%

Talc	(‘000 t)	237	84	—	1,000	592	—	—	-41%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

ALUMINA

Production (‘000 tonnes) (a)

Rio Tinto Alcan

Jonquière (Vaudreuil)	100%	335	334	340	337	351	1,301	1,363

Queensland Alumina	80%	740	596	676	665	751	3,057	2,688

São Luis (Alumar)	10%	74	82	85	86	86	251	339

Yarwun	100%	359	338	301	354	356	1,377	1,349

Specialty alumina plants	100%	26	27	30	27	24	110	108

Rio Tinto Alcan alumina production		1,534	1,377	1,432	1,469	1,569	6,096	5,846

Pacific Aluminium - Gove	100%	621	608	665	619	657	2,473	2,549
Other Aluminium - four specialty plants	100%	137	132	144	147	129	507	552

Rio Tinto total alumina production		2,292	2,117	2,240	2,235	2,355	9,076	8,947

ALUMINIUM

Production (‘000 tonnes) (a)

Rio Tinto Alcan

Cameroon - Alucam (Edéa)	47%	11	7	7	9	9	35	32

Canada - six wholly owned	100%	332	328	332	335	338	1,322	1,333

Canada - Alouette (Sept-Îles)	40%	58	57	57	58	60	228	233

Canada - Bécancour	25%	26	26	27	26	25	104	104

France - two wholly owned	100%	90	89	87	81	78	357	334

Iceland - ISAL (Reykjavik)	100%	48	46	47	46	47	190	185

Norway - SØRAL (Husnes)	50%	11	11	11	11	11	44	45

Oman - Sohar	20%	19	18	19	19	19	73	75

UK - Lochaber	100%	11	11	11	12	12	41	45

Total Rio Tinto Alcan		605	593	597	597	600	2,395	2,386

Pacific Aluminium - four smelters	Various	268	261	267	272	272	1,054	1,073

Other Aluminium - two smelters	100%	89	90	93	93	89	341	365

Rio Tinto total aluminium production		962	944	958	962	961	3,790	3,824

BAUXITE

Production (‘000 tonnes) (a) (b)

Rio Tinto Alcan

Porto Trombetas (c)	12%	498	453	465	454	455	1,852	1,827

Sangaredi (c)	(d )	1,380	1,281	1,395	1,461	1,496	5,418	5,633

Weipa	100%	4,813	4,668	5,061	5,403	5,600	18,591	20,732

Total Rio Tinto Alcan		6,691	6,403	6,920	7,318	7,550	25,861	28,192

Pacific Aluminium - Gove	100%	1,771	1,665	1,805	1,860	1,916	7,190	7,246

Rio Tinto total bauxite production		8,462	8,067	8,726	9,178	9,466	33,051	35,437

Rio Tinto share of production

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

BORATES

Production (‘000 tonnes B2O3 content)

Rio Tinto Minerals - borates	100%	113	120	144	127	114	500	504

COAL - hard coking

Rio Tinto Coal Australia (‘000 tonnes)

Hail Creek Coal	82%	1,708	854	1,457	1,906	1,761	5,890	5,979

Kestrel Coal	80%	571	774	318	867	877	3,076	2,836

Rio Tinto total hard coking coal production		2,279	1,628	1,775	2,774	2,638	8,967	8,815

COAL - semi-soft coking

Rio Tinto Coal Australia (‘000 tonnes)

Hunter Valley (e)	80%	443	210	318	364	559	1,869	1,450

Mount Thorley (e)	64%	173	334	309	330	186	884	1,159

Warkworth (e)	44%	180	147	63	39	1	321	250

Rio Tinto total semi-soft coking coal production		797	691	689	733	746	3,075	2,859

COAL - thermal

Rio Tinto Coal Australia (‘000 tonnes)

Bengalla (e)	32%	503	453	406	393	377	1,659	1,629

Blair Athol Coal	71%	492	521	414	471	649	4,846	2,055

Clermont (f)	50%	1,064	595	1,032	484	790	1,889	2,901

Hunter Valley (e)	80%	1,969	1,721	2,157	2,145	1,816	6,391	7,839

Kestrel Coal	80%	104	86	30	84	61	571	261

Mount Thorley (e)	64%	459	178	136	311	175	920	801

Warkworth (e)	44%	562	468	583	686	568	2,154	2,304

Total Australian thermal coal		5,154	4,022	4,758	4,575	4,436	18,430	17,791

US Coal (‘000 tonnes)

Colowyo (g)	0%	599	492	339	721	387	2,371	1,939

Rio Tinto total thermal coal production		5,753	4,514	5,097	5,296	4,822	20,801	19,729

Rio Tinto share of production

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

COPPER

Mine production (‘000 tonnes) (b)

Bingham Canyon	100%	68.5	60.4	45.6	41.9	47.1	249.8	195.0

Escondida	30%	76.2	61.7	56.1	44.7	65.3	303.3	227.7

Grasberg - Joint Venture (h)	40%	21.4	5.0	5.0	1.6	5.3	50.7	16.9

Northparkes	80%	8.0	9.3	9.7	10.6	10.7	31.2	40.3

Palabora	58%	11.1	10.0	10.8	10.5	8.6	43.0	39.9

Rio Tinto total mine production		185.2	146.3	127.2	109.3	137.0	678.1	519.7

Refined production (‘000 tonnes)

Escondida	30%	24.6	23.2	22.2	17.2	22.4	90.0	85.0

Kennecott Utah Copper	100%	64.8	63.5	57.7	45.2	48.8	269.3	215.3

Palabora	58%	10.1	8.5	10.0	5.9	9.6	33.4	34.0

Rio Tinto total refined production		99.5	95.2	89.9	68.3	80.9	392.8	334.4

DIAMONDS

Production (‘000 carats)

Argyle	100%	2,243	1,641	1,580	2,302	1,918	9,804	7,441

Diavik	60%	926	812	1,074	1,160	961	3,900	4,006

Murowa	78%	30	45	80	72	88	139	285

Rio Tinto total diamond production		3,199	2,498	2,733	3,534	2,967	13,843	11,733

GOLD

Mine production (‘000 ounces) (b)

Barneys Canyon	100%	0.4	0.4	0.4	0.4	0.8	2.0	2.0

Bingham Canyon	100%	96	101	100	92	92	466	384

Escondida	30%	13	11	10	6	8	52	37

Grasberg - Joint Venture (h)	40%	67	48	41	53	36	183	178

Northparkes	80%	13	15	15	16	16	52	61

Palabora	58%	2	2	2	2	2	7	8

Rio Tinto total mine production		191	177	168	169	155	763	669

Refined production (‘000 ounces)

Kennecott Utah Copper	100%	112	99	105	88	87	596	379

Rio Tinto share of production

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

IRON ORE & IRON

Production (‘000 tonnes) (b)

Hamersley - six wholly owned mines	100%	31,151	26,956	31,235	30,908	32,426	112,706	121,525

Hamersley - Channar	60%	1,757	1,483	1,752	1,688	1,687	6,610	6,609

Hamersley - Eastern Range	(i )	2,198	1,974	2,142	2,587	2,682	9,206	9,385

Hope Downs	50%	4,201	3,394	4,099	4,237	4,140	15,860	15,870

Iron Ore Company of Canada	59%	2,204	1,495	1,958	2,421	2,028	8,638	7,902

Robe River	53%	8,539	6,574	7,665	7,994	8,243	31,610	30,476

Rio Tinto total mine production		50,050	41,876	48,851	49,834	51,207	184,629	191,767

Breakdown: Pilbara Blend Lump		12,746	10,731	12,412	12,819	12,826	45,775	48,789

Pilbara Blend Fines		16,753	13,898	16,326	17,332	17,600	59,947	65,156

Robe Valley Lump		1,453	1,094	1,324	1,420	1,265	5,569	5,103

Robe Valley Fines		3,089	2,370	2,910	3,015	3,038	11,008	11,333

Yandicoogina Fines (HIY)		13,804	12,288	13,920	12,829	14,449	53,692	53,486

IOC Pellets		514	0	762	1,111	933	1,643	2,806

IOC Concentrates		1,690	1,495	1,197	1,309	1,095	6,995	5,096

MOLYBDENUM

Mine production (‘000 tonnes) (b)

Bingham Canyon	100%	4.2	3.7	4.3	3.4	2.3	12.9	13.6

SALT

Production (‘000 tonnes)

Dampier Salt	68%	1,427	1,148	1,732	1,797	1,931	5,188	6,608

SILVER

Mine production (‘000 ounces) (b)

Bingham Canyon	100%	893	777	788	668	743	3,754	2,976

Escondida	30%	465	392	349	236	320	1,842	1,298

Grasberg - Joint Venture (h)	40%	367	5	4	33	41	688	83

Others	—	124	123	140	151	153	463	566

Rio Tinto total mine production		1,849	1,297	1,281	1,088	1,257	6,747	4,924

Refined production (‘000 ounces)

Kennecott Utah Copper	100%	1,094	903	868	664	754	4,732	3,189

TALC

Production (‘000 tonnes)

Rio Tinto Minerals - talc (j)	0%	237	251	257	84	—	1,000	592

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)

Rio Tinto Iron & Titanium	100%	373	329	352	381	380	1,392	1,443

Rio Tinto share of production

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

URANIUM

Production (‘000 lbs U3O8 )

Energy Resources of Australia	68%	1,912	577	163	1,532	1,538	5,891	3,810

Rössing	69%	1,363	851	877	841	679	5,485	3,248

Rio Tinto total uranium production		3,276	1,427	1,040	2,373	2,218	11,377	7,058

Production data notes

(a)	On 17 August 2011, Rio Tinto announced a reorganization of its aluminium assets into three business units, Rio Tinto Alcan, Pacific Aluminium and Other Aluminium.

(b)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(c)	Bauxite production at non-managed mines has been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.

(d)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(e)	Rio Tinto’s interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011. Production data reflect the increased shareholding from that date.
(f)	Production commenced at Clermont in the second quarter of 2010.

(g)	Rio Tinto sold its 100% interest in Colowyo with an effective date of 1 December 2011. Production is shown up to that date.

(h)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the year, after adjustment of the 2011 metal strip in the fourth quarter in order to reflect the impact of labour issues at the mine and the suspension of milling operations during most of fourth-quarter 2011, resulting from damage to concentrate and fuel pipelines.

(i)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(j)	Rio Tinto sold its 100% interest in the talc business with an effective date of 1 August 2011. Production data are shown up to that date.

The Rio Tinto percentage interest shown above is at 31 December 2011.

Rio Tinto’s interests in the Brockville specialty alumina plant, Awaso, Rawhide, Antelope, Cordero Rojo, Decker and Spring Creek mines were sold in 2010. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

ALUMINIUM (a)

Rio Tinto Alcan - Bauxite

Bauxite production (‘000 tonnes)

Australia

Weipa mine - Queensland	100.0%	4,813	4,668	5,061	5,403	5,600	18,591	20,732

Brazil

Porto Trombetas (MRN) mine (b)	12.0%	4,153	3,779	3,872	3,786	3,788	15,435	15,224

Ghana

Awaso mine (b) (c)	0.0%	—	—	—	—	—	39	—

Guinea

Sangaredi mine (b) (d)	23.0%	3,066	2,846	3,099	3,248	3,324	12,041	12,517

Rio Tinto Alcan share of bauxite shipments

Share of bauxite shipments (‘000 tonnes) (b) (e)		6,895	6,287	7,012	7,268	7,565	25,801	28,133

(a) On 17 October 2011, Rio Tinto announced the reorganization of its aluminium assets. The three sections below show the assets under Rio Tinto Alcan, Pacific Aluminium and Other Aluminium.
(b) Bauxite production and shipments at non-managed mines have been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.

(c)     Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(d) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.
(e) Restated to reflect the reorganization of Rio Tinto aluminium assets.

Rio Tinto Alcan - Smelter-Grade Alumina

Alumina production (‘000 tonnes)

Australia

Queensland Alumina Refinery - Queensland	80.0%	925	745	845	831	939	3,821	3,360

Yarwun refinery - Queensland	100.0%	359	338	301	354	356	1,377	1,349

Brazil

São Luis (Alumar) refinery	10.0%	737	821	846	855	863	2,507	3,385

Canada

Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	335	334	340	337	351	1,301	1,363

(a)	Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for Specialty Alumina.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

ALUMINIUM (continued)

Rio Tinto Alcan - Specialty Alumina

Specialty alumina production (‘000 tonnes)

Canada

Brockville plant - Ontario (a)	0.0%	—	—	—	—	—	13	—

Jonquière (Vaudreuil) plant - Quebec	100.0%	26	27	30	27	24	110	108

Rio Tinto Alcan - Primary Aluminium

Primary aluminium production (‘000 tonnes)

Cameroon

Alucam (Edéa) smelter	46.7%	23	15	15	19	20	76	69

Canada

Alma smelter - Quebec	100.0%	110	108	107	109	111	434	434

Alouette (Sept-Îles) smelter - Quebec	40.0%	145	142	143	146	150	569	582

Arvida smelter - Quebec	100.0%	44	43	44	44	45	174	176

Bécancour smelter - Quebec	25.1%	103	102	107	104	102	417	414

Grande-Baie smelter - Quebec	100.0%	55	55	56	56	56	218	223

Kitimat smelter - British Columbia	100.0%	40	41	41	42	44	184	168

Laterrière smelter - Quebec	100.0%	58	57	59	59	59	212	234

Shawinigan smelter - Quebec	100.0%	24	24	25	25	23	100	97

France

Dunkerque smelter	100.0%	67	65	62	56	52	260	235

Saint-Jean-de-Maurienne smelter	100.0%	24	24	25	25	26	96	99

Iceland

ISAL (Reykjavik) smelter	100.0%	48	46	47	46	47	190	185

Norway

SØRAL (Husnes) smelter	50.0%	22	22	22	22	23	88	89

Oman

Sohar smelter	20.0%	94	92	93	94	94	367	373

United Kingdom

Lochaber smelter	100.0%	11	11	11	12	12	41	45

Rio Tinto Alcan share of metal sales

Share of primary aluminium sales (‘000 tonnes) (b) (c)		930	706	756	737	729	3,617	2,927

(a)	Rio Tinto sold its 100% interest in the Brockville plant with an effective date of 20 September 2010.
(b)	In 2010, the aluminium sales included sales made through Rio Tinto Alcan’s Engineered Products division. In 2011, these sales are no longer included, following the disposal of 61% of the Engineered Products division in January 2011.
(c)	Restated to reflect the reorganization of Rio Tinto aluminium assets announced on 17 October 2011.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

ALUMINIUM (continued)

Pacific Aluminium - Bauxite

Bauxite Production (‘000 tonnes)

Australia

Gove mine - Northern Territory (a)	100%	1,771	1,665	1,805	1,860	1,916	7,190	7,246

Pacific Aluminium - Smelter-Grade Alumina

Alumina production (‘000 tonnes)

Australia

Gove refinery - Northern Territory, (a)	100%	621	608	665	619	657	2,473	2,549

Pacific Aluminium - Primary Aluminium

Primary aluminium production (‘000 tonnes)

Australia

Bell Bay smelter - Tasmania (a)	100.0%	45	45	45	45	46	177	181

Boyne Island smelter - Queensland (a)	59.4%	140	137	139	140	142	558	558

Tomago smelter - New South Wales (a)	51.6%	134	130	135	137	137	528	539

New Zealand

Tiwai Point smelter (a)	79.4%	88	86	89	91	91	344	357

(a) On 17 October 2011, Rio Tinto’s interest in these Australian and New Zealand assets were transferred to a new business unit.

Other Aluminium - Specialty Alumina

Specialty alumina production (‘000 tonnes)

France

Beyrède plant (a)	100.0%	5	7	6	6	6	19	25

Gardanne plant (a)	100.0%	119	111	123	128	108	437	470

La Bâthie plant (a)	100.0%	6	7	7	7	8	25	29

Germany

Teutschenthal plant (a)	100.0%	7	6	8	7	7	26	28

Other Aluminium - Primary Aluminium

Primary aluminium production (‘000 tonnes)

United Kingdom

Lynemouth smelter (a) (b)	100.0%	39	41	44	45	38	145	168

USA

Sebree smelter - Kentucky (a)	100.0%	50	49	49	48	51	196	197

(a)	Rio Tinto’s interest in these assets has been transferred out of Rio Tinto Alcan.
(b)	On 16 November 2011, Rio Tinto announced its intention to close the Lynemouth aluminium smelter, subject to the completion of a 90-day consultation process with employee and union representatives.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

BORATES

Rio Tinto Minerals - borates	100.0%

California, US and Argentina

Borates (‘000 tonnes) (a)		113	120	144	127	114	500	504

(a) Production is expressed as B2O3 content.

COAL

Rio Tinto Coal Australia

Bengalla mine (a)	32.0%

New South Wales, Australia

Thermal coal production (‘000 tonnes)		1,660	1,494	1,340	1,299	1,234	5,477	5,368

Blair Athol Coal mine	71.2%

Queensland, Australia

Thermal coal production (‘000 tonnes)		691	731	582	661	911	6,803	2,885

Clermont Coal mine (b)	50.1%

Queensland, Australia

Thermal coal production (‘000 tonnes)		2,124	1,187	2,060	966	1,577	3,770	5,790

Hail Creek Coal mine	82.0%

Queensland, Australia

Hard coking coal production (‘000 tonnes)		2,082	1,042	1,776	2,325	2,148	7,183	7,291

Hunter Valley Operations (a)	80.0%

New South Wales, Australia

Semi-soft coking coal production (‘000 tonnes)		586	277	419	481	729	2,469	1,906

Thermal coal production (‘000 tonnes)		2,601	2,274	2,849	2,833	2,376	8,442	10,332

Kestrel Coal mine (c)	80.0%

Queensland, Australia

Hard coking coal production (‘000 tonnes)		714	968	398	1,084	1,096	3,846	3,545

Thermal coal production (‘000 tonnes)		130	108	37	106	76	713	326

Mount Thorley Operations (a)	64.0%

New South Wales, Australia

Semi-soft coking coal production (‘000 tonnes)		286	552	510	545	316	1,460	1,922

Thermal coal production (‘000 tonnes)		757	294	225	514	285	1,518	1,319

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

COAL (continued)

Warkworth mine (a)	44.5%

New South Wales, Australia

Semi-soft coking coal production (‘000 tonnes)		428	349	150	93	3	764	594

Thermal coal production (‘000 tonnes)		1,337	1,112	1,385	1,631	1,327	5,120	5,454

Total hard coking coal production (‘000 tonnes)		2,796	2,009	2,174	3,409	3,244	11,029	10,836

Total semi-soft coking coal production (‘000 tonnes)		1,299	1,178	1,079	1,118	1,048	4,693	4,422

Total thermal coal production (‘000 tonnes)		9,300	7,200	8,479	8,009	7,786	31,844	31,474

Total coal production (‘000 tonnes)		13,396	10,387	11,731	12,537	12,077	47,566	46,732

Total coal sales (‘000 tonnes)		13,671	10,607	11,669	11,687	12,763	47,191	46,726

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes) (c)		2,996	1,644	1,880	2,253	2,904	9,500	8,681

Share of semi-soft coking coal sales (‘000 tonnes) (d)		735	703	609	795	779	2,977	2,887

Share of thermal coal sales (‘000 tonnes) (d)		4,852	4,095	4,716	4,300	4,613	17,842	17,723

(a)	Rio Tinto’s interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011. Production data includes the increased shareholding from that date.
(b)	Production commenced at Clermont in the second quarter of 2010.
(c)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.
(d)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

COAL (continued)

US Coal

Antelope mine (a)	0.0%

Wyoming, US

Thermal coal production (‘000 tonnes)		6,777	—	—	—	—	31,156	—

Colowyo mine (b)	0.0%

Colorado, US

Thermal coal production (‘000 tonnes)		599	492	339	721	387	2,371	1,939

Cordero Rojo mine (a)	0.0%

Wyoming, US

Thermal coal production (‘000 tonnes)		6,945	—	—	—	—	33,518	—

Decker mine (a)	0.0%

Montana, US

Thermal coal production (‘000 tonnes)		639	—	—	—	—	2,521	—

Spring Creek mine (a)	0.0%

Montana, US

Thermal coal production (‘000 tonnes)		3,806	—	—	—	—	16,726	—

Total coal production (‘000 tonnes)		18,767	492	339	721	387	86,292	1,939

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto held a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Following a secondary public offering in December 2010, Rio Tinto completed the divestment of its entire interest in Cloud Peak Energy Inc. with an effective date of 15 December 2010. Production data are shown up to that date.
(b)	Rio Tinto sold its 100% interest in Colowyo with an effective date of 1 December 2011. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

COPPER & GOLD

Escondida	30.0%

Chile

Sulphide ore to concentrator (‘000 tonnes)		18,789	15,993	16,399	12,029	18,663	73,894	63,083

Average copper grade (%)		1.26	1.15	1.06	0.97	0.97	1.29	1.04

Mill production (metals in concentrates):

Contained copper (‘000 tonnes)		194.6	153.1	141.2	91.9	144.3	786.8	530.5

Contained gold (‘000 ounces)		45	38	35	21	28	174	122

Contained silver (‘000 ounces)		1,551	1,308	1,164	786	1,068	6,140	4,327

Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		60	52	46	57	73	224	229
Refined production from leach plants:

Copper cathode production (‘000 tonnes)		82	77	74	57	75	300	283

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold

Grasberg mine (a)	0.0% (40% of the expansion)

Papua, Indonesia

Ore treated (‘000 tonnes)		21,560	19,998	20,024	14,006	3,619	84,009	57,648

Average mill head grades:

Copper (%)		0.88	0.77	0.77	0.90	0.63	0.85	0.79

Gold (g/t)		1.17	0.89	0.79	1.14	0.94	0.90	0.92

Silver (g/t)		2.91	2.38	2.20	2.86	2.27	2.79	2.43

Production of metals in concentrates:

Copper in concentrates (‘000 tonnes)		167.0	133.7	132.5	111.2	20.5	625.3	397.9

Gold in concentrates (‘000 ounces)		687	473	406	421	89	2,025	1,389

Silver in concentrates (‘000 ounces)		1,628	1,168	1,093	1,007	189	6,017	3,456

Sales of payable metals in concentrates: (b)

Copper in concentrates (‘000 tonnes)		153.5	127.2	129.4	116.4	23.2	599.8	396.1

Gold in concentrates (‘000 ounces)		625	476	396	438	99	1,942	1,408

Silver in concentrates (‘000 ounces)		1,192	905	838	832	173	4,607	2,748

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2011 results show the forecast from FCX’s publicly released December 2012 update because FCX is not releasing its actual 100% operating data for 4Q 2011 until the release of its 2011 fourth-quarter and full year results on 19 January 2012.
(b)	Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

COPPER & GOLD (continued)

Kennecott Minerals Company

Rawhide mine (a)	0.0%

Nevada, US

Metals produced in doré:

Gold (‘000 ounces)		—	—	—	—	—	9	—

Silver (‘000 ounces)		—	—	—	—	—	114	—

(a) Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date.

Kennecott Utah Copper

Barneys Canyon mine (a)	100.0%

Utah, US

Gold produced (‘000 ounces)		0.4	0.4	0.4	0.4	0.8	2.0	2.0

Bingham Canyon mine	100.0%

Utah, US

Ore treated (‘000 tonnes)		13,582	13,600	13,747	12,230	13,554	53,551	53,131

Average ore grade:

Copper (%)		0.57	0.51	0.38	0.39	0.43	0.53	0.43

Gold (g/t)		0.31	0.33	0.30	0.31	0.32	0.38	0.32

Silver (g/t)		2.70	2.24	2.21	2.23	3.30	2.82	2.50

Molybdenum (%)		0.054	0.046	0.050	0.043	0.039	0.045	0.045

Copper concentrates produced (‘000 tonnes)		263	240	170	176	216	968	802

Average concentrate grade (% Cu)		26.0	25.1	26.5	23.7	21.6	25.7	24.2

Production of metals in copper concentrates:

Copper (‘000 tonnes) (b)		68.5	60.4	45.6	41.9	47.1	249.8	195.0

Gold (‘000 ounces)		96	101	100	92	92	466	384

Silver (‘000 ounces)		893	777	788	668	743	3,754	2,976

Molybdenum concentrates produced (‘000 tonnes):		7.9	6.9	8.0	6.4	4.5	24.7	25.7
Molybdenum in concentrates (‘000 tonnes)		4.2	3.7	4.3	3.4	2.3	12.9	13.6

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.
(b)	Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%

Copper concentrates smelted (‘000 tonnes)		293	264	205	167	241	1,025	877

Copper anodes produced (‘000 tonnes) (a)		64.4	70.1	48.3	34.5	49.8	271.4	202.7

Production of refined metal:

Copper (‘000 tonnes)		64.8	63.5	57.7	45.2	48.8	269.3	215.3

Gold (‘000 ounces) (b)		112	99	105	88	87	596	379

Silver (‘000 ounces) (b)		1,094	903	868	664	754	4,732	3,189

(a) New metal excluding recycled material (b) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%

New South Wales, Australia

Ore treated (‘000 tonnes)		1,298	1,302	1,330	1,439	1,463	5,248	5,532

Average ore grades:

Copper (%)		0.84	0.97	0.97	1.03	1.04	0.82	1.00

Gold (g/t)		0.50	0.56	0.55	0.55	0.57	0.51	0.56

Copper concentrates produced (‘000 tonnes)		30.2	33.4	33.8	39.7	39.7	116.1	146.6

Contained copper in concentrates:

Saleable production (‘000 tonnes)		10.0	11.6	12.1	13.3	13.4	39.0	50.4

Sales (‘000 tonnes) (a)		11.3	5.4	8.7	8.4	15.2	31.7	37.8

Contained gold in concentrates:

Saleable production (‘000 ounces)		16.1	18.5	18.3	19.4	19.8	65.3	76.0

Sales (‘000 ounces) (a)		18.8	8.8	13.5	12.5	24.3	55.8	59.1

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

COPPER & GOLD (continued)

Palabora	57.7%

Palabora mine

South Africa

Ore treated (‘000 tonnes)		3,126	2,845	2,964	3,133	2,845	11,657	11,787

Average ore grade: copper (%)		0.63	0.66	0.65	0.63	0.63	0.64	0.64

Copper concentrates produced (‘000 tonnes)		65.2	58.4	61.2	58.2	50.1	246.0	227.9

Average concentrate grade: copper (%)		29.5	29.5	30.7	31.2	29.9	30.3	30.3

Copper in concentrates (‘000 tonnes)		19.3	17.3	18.7	18.1	15.0	74.6	69.1

Palabora smelter/refinery

New concentrate smelted on site (‘000 tonnes)		62.1	62.3	62.6	45.4	60.4	240.8	230.7

New copper anodes produced (‘000 tonnes)		14.4	14.7	18.3	10.8	15.7	55.7	59.4

Refined new copper produced (‘000 tonnes)		17.5	14.8	17.3	10.3	16.6	58.0	59.0

By-products:

Magnetite concentrate (‘000 tonnes)		695	880	820	744	985	2,993	3,428

Nickel contained in products (tonnes)		24	27	28	23	9	72	86

Vermiculite plant
Vermiculite produced (‘000 tonnes)		45	43	51	48	22	196	165

DIAMONDS

Argyle Diamonds	100.0%

Western Australia

AK1 ore processed (‘000 tonnes)		1,749	1,487	1,635	1,760	1,497	7,274	6,379

AK1 diamonds produced (‘000 carats)		2,243	1,641	1,580	2,302	1,918	9,804	7,441

Diavik Diamonds	60.0%

Northwest Territories, Canada

Ore processed (‘000 tonnes)		555	487	542	645	560	2,091	2,234

Diamonds recovered (‘000 carats)		1,543	1,353	1,790	1,934	1,601	6,500	6,677

Murowa Diamonds	77.8%

Zimbabwe

Ore processed (‘000 tonnes)		87	81	119	139	134	384	473

Diamonds recovered (‘000 carats)		39	58	103	93	113	178	367

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

IRON ORE & IRON

Rio Tinto Iron Ore

Pilbara Operations

Western Australia

Saleable iron ore production (‘000 tonnes):

Hamersley - Paraburdoo, Mount Tom	100.0%	31,151	26,956	31,235	30,908	32,426	112,706	121,525
Price, Marandoo, Yandicoogina,
Brockman and Nammuldi

Hamersley - Channar	60.0%	2,929	2,471	2,919	2,813	2,812	11,016	11,015

Hamersley - Eastern Range	(a )	2,198	1,974	2,142	2,587	2,682	9,206	9,385

Hope Downs	50.0%	8,401	6,788	8,199	8,473	8,281	31,720	31,740

Robe River - Pannawonica	53.0%	8,571	6,535	7,989	8,367	8,119	31,277	31,010
(Mesas J and A)
Robe River - West Angelas	53.0%	7,541	5,869	6,472	6,716	7,435	28,363	26,492

Total production (‘000 tonnes)		60,790	50,593	58,956	59,864	61,754	224,289	231,168

Breakdown: Pilbara Blend Lump		16,369	13,697	15,865	16,214	16,436	59,497	62,212

Pilbara Blend Fines		22,046	18,073	21,183	22,455	22,750	79,823	84,461

Robe Valley Lump		2,742	2,063	2,498	2,679	2,387	10,508	9,628

Robe Valley Fines		5,828	4,472	5,491	5,688	5,732	20,770	21,382

Yandicoogina Fines (HIY)		13,804	12,288	13,920	12,829	14,449	53,692	53,486

Total sales (‘000 tonnes) (b)		58,216	49,874	54,589	59,501	61,411	222,700	225,375

Breakdown: Pilbara Blend Lump		13,489	11,813	12,607	13,567	14,295	51,569	52,282

Pilbara Blend Fines		22,562	19,287	21,309	24,259	25,056	86,857	89,911

Robe Valley Lump		2,786	1,954	2,109	2,299	2,317	9,590	8,680

Robe Valley Fines		6,220	4,785	5,611	5,981	6,072	21,827	22,448

Yandicoogina Fines (HIY)		13,159	12,035	12,953	13,395	13,672	52,856	52,054

(a)     Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)     Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada

Saleable iron ore production:

Concentrates (‘000 tonnes)		876	0	1,297	1,892	1,589	2,798	4,778

Pellets (‘000 tonnes)		2,878	2,546	2,038	2,230	1,864	11,912	8,678

Sales:

Concentrate (‘000 tonnes)		821	281	1,051	1,940	1,601	3,015	4,873

Pellets (‘000 tonnes)		3,974	2,273	1,898	2,243	2,295	12,052	8,709

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	Full Year 2010	Full Year 2011

SALT

Dampier Salt	68.4%

Western Australia

Salt production (‘000 tonnes)		2,088	1,679	2,534	2,628	2,825	7,589	9,666

TALC

Rio Tinto Minerals - talc (a)	0.0%

Australia, Europe, and North America

Talc production (‘000 tonnes)		237	251	257	84	—	1,000	592

(a) Rio Tinto sold its 100% interest in the talc business with an effective date of 1 August 2011. Production data are shown up to that date.

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%

Canada and South Africa (a)

(Rio Tinto share)

Titanium dioxide feedstock production (‘000 tonnes)		373	329	352	381	380	1,392	1,443

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and 37% of Richards Bay Minerals production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM

Energy Resources of Australia Ltd

Ranger mine	68.4%

Northern Territory, Australia

Production (‘000 lbs U3O8 )		2,796	843	238	2,241	2,249	8,614	5,571

Rössing Uranium Ltd	68.6%

Namibia

Production (‘000 lbs U3O8 )		1,988	1,240	1,279	1,226	991	7,999	4,736

Rio Tinto percentage interest shown above is at 31 December 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

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